Exhibit 99.1

Westport Unveils Juniper Engines at International Trade Conference
~Initial Focus on Industrial Markets with Hyundai Engine Platforms~

January 12, 2009

Vancouver, BC -- Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that Juniper Engines Inc. (Juniper), a joint venture between Westport and OMVL SpA (OMVL) of Italy, will be presenting its new 2.0 litre and 2.4 litre alternative fuel engines today at the ProMAT Exposition in Chicago, Illinois.

Juniper’s engines, initially targeting the OEM liquefied petroleum gas (LPG) forklift market, will be fully integrated, high performance, low-emission solutions.  The Juniper products are based on the Hyundai Motor Company’s 2.0 litre and 2.4 litre industrial engine platforms, and OMVL’s LPG multipoint injection technology. Juniper will be the manufacturer of record and the products are designed to meet EPA and CARB standards for 2010. The products are expected to be available in the second half of 2009.

 “Juniper’s engines have been designed and developed to deliver best-in-class performance, reliability and durability as part of our committed approach to the industrial equipment manufacturers,” said Ian Scott, President of Juniper Engines. “Juniper leverages the complementary strengths of our two parents, Westport and OMVL, to create a leading player in the forklift market. We are proud to have Hyundai Motor Company as a base engine supply partner, bringing its reputation for high quality and advanced industrialized engines.”

“Juniper’s LPG application for the forklift market is a high quality solution representative of Hyundai’s long-standing commitment to deliver a durable, reliable product,” said Jeung-Sig Jeong, General Manager, Engine Business Team at Hyundai Motor Company. “We are excited about the long-term growth opportunities in the industrial market and working with Juniper.”

According to the Industrial Truck Association, approximately 76,000 industrial forklift trucks (Class 4 and Class 5 combined), primarily LPG-fuelled, were sold in North America in 2007.

Juniper’s integrated engine and fuel system solution offers advantages over incumbent products, including:

•	a more compact fuel system and engine package
•	higher torque and power
•	enhanced acceleration and transient response
•	precise air-fuel ratio control resulting in optimized catalyst cost
•	quick starting

Juniper, as a single point-of-contact solution provider, can help reduce manufacturing, logistics and support related costs for forklift OEMs. Juniper’s value proposition includes a proven fuel management system that can be applied to a range of engines, access to world class engineering and manufacturing capabilities, a global support network, and a portfolio of advanced technologies for future high-efficiency products.

Juniper has established a comprehensive logistics and after-sales support network through SIT Group, OMVL’s parent company. Juniper's network will service and supply its customers and the markets they service with original parts, service tools and technical support. Juniper's distribution network will also provide OEM engine parts for the Hyundai base engines.

Westport Innovations Inc. – Press Release

About Juniper Engines Inc.

Juniper Engines Inc. is a joint venture between wholly owned subsidiaries of Westport Innovations Inc. (49%) and SIT (51%).  Juniper’s initial products are 2.0 litre and 2.4 litre LPG engine solutions for industrial application such as forklifts. The Company is headquartered in Vancouver, Canada with global sales and engineering support in North America, Europe and Asia. The Juniper range of products are based on the proven heritage and innovation of its parent companies to yield customer satisfaction resulting from higher achieved performance, reliability and durability, shorter lead times and advanced technologies. Additional information can found online at www.juniperengines.com.

About OMVL SpA

OMVL is based in Pernumia, Italy and is a leading global player in the alternative fuel vehicles sector. OMVL designs, manufactures and markets complete fuelling systems for new vehicles and for the aftermarket conversion of engines from gasoline (petrol) to CNG and LPG. OMVL is a wholly-owned subsidiary of the SIT Group, an Italian multinational founded in 1953 specializing in safety, monitoring and control systems for domestic gas heating appliances and for alternative fuel vehicles. OMVL currently collaborates with the global manufacturers of motor vehicles, including Volkswagen, Peugeot, Citroën and Ford, with sales in Europe, the Americas and Australasia. OMVL and SIT have production and distribution facilities in Europe, North and South America, Australia, and China. www.sitgroup.it www.omvlgas.it

About Hyundai Motor Company

Established in 1967, Hyundai Motor Co. has grown into the Hyundai Kia Automotive Group which includes over two dozen auto-related subsidiaries and affiliates. Hyundai motor vehicles are sold in 193 countries through some 5000 dealerships and showrooms. Further information about Hyundai Motor Co. and its products is available at http://www.hyundai-motor.com

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas.  Cummins Westport Inc., Westport’s joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  BTIC Westport Inc., Westport’s joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles.  www.westport.com

Note: This document contains forward-looking statements about Juniper’s and Westport’s business, operations, technology development or the environment in which it operates, including statements relating to the production, efficiency, performance, emissions, benefits, timing and demand for products, which are based on Juniper’s and Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Juniper’s and Westport’s control and are discussed in Westport’s most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Juniper and Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:
Darren Seed
Director, Investor Relations
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com